SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO 13d-2(b)*

                          American Skiing Company
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 029654308
                               (CUSIP Number)

                             Richard Reiss, Jr.
                           Georgica Advisors LLC
                        1114 Avenue of the Americas
                             New York, NY 10036
                                212-277-5600
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               March 5, 1999
          (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

-------------------------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 029654308

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(1)   NAME OF REPORTING PERSON   Georgica Advisors LLC

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       I.R.S. # 13-3915210
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                      (a) ( )
                                      (b) ( )
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(3)  SEC USE ONLY

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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------

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                                         (5)  SOLE VOTING POWER
    NUMBER OF                                 790,000
     SHARES                              -------------------------------------
   BENEFICIALLY                          (6)  SHARED VOTING POWER
     OWNED BY                                 0
      EACH                               -------------------------------------
    REPORTING                            (7)  SOLE DISPOSITIVE POWER
     PERSON                                   790,000
      WITH                               -------------------------------------
                                         (8)  SHARED DISPOSITIVE POWER
                                              0
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(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON        790,000
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(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                 (  )
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(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    5.09%
------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON*
      OO
------------------------------------------------------------------------------



ITEM 1(a).  NAME OF ISSUER:

            American Skiing Company (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            P.O. Box 450, Sunday River Access Road, Bethel, Maine 04217.

ITEM 2      NAMES OF PERSONS FILING:

            Georgica Advisors LLC, a Delaware limited liability company ("Georgica").

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            1114 Avenue of the Americas, New York, NY 10036.

ITEM 2(c).  CITIZENSHIP:

            Delaware.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock

ITEM 2(e).  CUSIP NUMBER:
            029654308

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a) |_| Broker or dealer registered under Section 15 of the Exchange
              Act;
      (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act;
      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;
      (d) |_| Investment company registered under Section 8 of the Investment Company Act;
      (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
              (E);
      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
      (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.   OWNERSHIP.

            See Sections 5-9 and 11 of the cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Georgica manages investments for several individual investors and private investment funds, none of whom beneficially owns more than 5% of the Issuer's Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10(b). CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

            This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 12, 1999                     GEORGICA ADVISORS LLC



                                          By: /s/ Richard Reiss, Jr.
                                             ----------------------------
                                          Name:  Richard Reiss, Jr.
                                          Title: Managing Member